June 24, 2019

Bizuo Liu
Chief Executive Officer and Chief Financial Officer
Cellular Biomedicine Group, Inc.
1345 Avenue of the Americas
15th Floor
New York, New York 10105

       Re: Cellular Biomedicine Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 19, 2019
           File No. 001-36498

Dear Mr. Liu:

       We have reviewed your June 5, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
May 21, 2019 letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, page 67

1. We acknowledge your response to prior comment 5 indicating that you track your research and development (R&D) expenses separately by your various pipeline programs, mainly stem cell and oncology. Although you may operate/report in only one segment, your R&D expenses have increased substantially in recent years. You also indicate on page 38 of your March 31, 2019 Form 10-Q your expectation of continued losses and your intent to fund future operations, in part, through additional public debt or equity offerings.
      Please represent to us that, included in the expanded disclosure of the types of R&D costs
 Bizuo Liu
Cellular Biomedicine Group, Inc.
June 24, 2019
Page 2
         incurred and the concentration of effort expended as indicated in your response, you will disclose the R&D expenses incurred by each broad pipeline program. Notes to Consolidated Financial Statements
Note 3: Summary of Significant Accounting Policies
Investments, page F-12

2. We acknowledge your response to prior comment 7. Although your proposed revised policy disclosure indicates that you apply either the equity method or the "measurement alternative" identified in your response to your equity investments without readily determinable fair values, you indicate on the top of page 4 of your response that you measure such investments at fair value. Please revise your proposed policy disclosure to state that you measure your equity investments without readily determinable fair values at fair value.
        You may contact Mark Burnhofer at (202) 551-3638 or Lisa Vanjoske at
(202) 551-
3614 if you have any questions.



FirstName LastNameBizuo Liu                                   Sincerely,
Comapany NameCellular Biomedicine Group, Inc.
                                                              Division of
Corporation Finance
June 24, 2019 Page 2                                          Office of
Healthcare & Insurance
FirstName LastName